Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 1 / 7 Announcement Summary Entity name RIO TINTO LIMITED Announcement Type New announcement Date of this announcement Tuesday January 13, 2026 The +securities to be quoted are: Total number of +securities to be quoted ASX +security code Security description Number of +securities to be quoted Issue date RIO ORDINARY FULLY PAID 130,000 14/01/2026 Refer to next page for full details of the announcement +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer EXHIBIT 99.6

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity RIO TINTO LIMITED We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules. 1.2 Registered number type ABN Registration number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.5 Date of this announcement 13/1/2026 New announcement

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 3 / 7 Part 2 - Type of Issue 2.1 The +securities to be quoted are: 2.2 The +class of +securities to be quoted is: Additional +securities in a class that is already quoted on ASX ("existing class") +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 4 / 7 Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B Additional +securities to be quoted in an existing class issued under an +employee incentive scheme FROM (Existing Class) ASX +security code and description No security currently exists FROM (Existing Class) +Security description No securities currently exist TO (Existing Class) ASX +security code and description RIO : ORDINARY FULLY PAID Please state the number of +securities issued under the +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer 130,000 Please provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms The relevant shares are being issued to Computershare Trustees (Jersey) Limited as trustee for the Rio Tinto Limited Employee Share Trust and the Rio Tinto Limited Canadian Employee Share Trust, for allocation to participants under the terms of the Rio Tinto Limited Global Employee Share Plan (myShare). The myShare plan was approved by shareholders at the 2021 annual general meeting and the terms of myShare is set out in the Notice of Meeting at: https://www.asx.com. au/asxpdf/20210308/pdf/44tfy5dwg3nsp1.pdf Are any of these +securities being issued to +key management personnel (KMP) or an +associate Issue date 14/1/2026 Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class? Yes No

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 5 / 7 Issue details Number of +securities to be quoted 130,000 Are the +securities being issued for a cash consideration? Please describe the consideration being provided for the +securities Nil Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted 0.000000 Any other information the entity wishes to provide about the +securities to be quoted 130,000 fully paid ordinary shares are being issued to Computershare Trustees (Jersey) Limited of which 110,000 fully paid ordinary shares are for the Rio Tinto Limited Employee Share Trust and 20,000 fully paid ordinary shares are for the Rio Tinto Limited Canadian Employee Share Trust for allocation to employees in satisfaction of their entitlements on vesting of the matching share awards under the terms of the myShare plan. No

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 6 / 7 Part 4 - Issued capital following quotation Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise: The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application) ASX +security code and description Total number of +securities on issue RIO : ORDINARY FULLY PAID 371,346,214 4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue RIOAI : SPECIAL VOTING SHARE 1 RIOAK : DLC DIVIDEND SHARE 1 RIOAL : SHARE RIGHTS 5,149,583

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1? 5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1? 5.2b Are any of the +securities being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 5.2b.1 How many +securities are being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 130,000 5.2c Are any of the +securities being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)? N/A Yes No No